Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

ATMEL/DIALOG

ACQUISITION ANNOUNCEMENT

EMPLOYEE QUESTIONS AND ANSWERS

September 25, 2015

In an effort to quickly and openly share information and answers to some of the questions you may have regarding the acquisition announcement, the following Questions & Answers have been prepared. This document is provided for your information only.

We recognize that there are and will be additional questions in the coming days, weeks and months, and we are committed to providing answers to your questions as quickly as possible and will provide regular updates as there is information to share.

It is also important to mention that we are required to file with the Securities and Exchange Commission most of what we communicate, so please know that it does create some restrictions to what we can share and when.

Finally, while the news of the merger is understandably top of mind, it’s important that everyone continue to keep focused on our business initiatives.

Dialog Acquisition Background

Q1: What was announced today?

A1: Our Board of Directors has approved a transaction under which Atmel will be acquired by Dialog Semiconductor Plc, a fabless semiconductor company focused on mixed signal products. Dialog was founded in 1990 and is headquartered in the United Kingdom. The combined company will have $2.7 billion in revenue (based on the trailing twelve months results) and will provide our mutual customers with an unparalleled portfolio of technology and innovative products addressing the attractive Mobile, IoT, Industrial and Automotive end markets.

Q2: Who is Dialog Semiconductor?

A2: Dialog Semiconductor Plc is a fabless semiconductor company focused on mixed signal products. The company was founded in 1990 and is headquartered in the United Kingdom. In 2014, it had approximately $1.16 billion in revenue and was one of the fastest growing public semiconductor companies. The Street currently estimates over $1.4 billion in revenue for 2015. It currently has approximately 1,500 employees worldwide. The company is listed on the Frankfurt (FWB: DLG) stock exchange and is a member of the German TecDax index.

Dialog operates the following business segments: Mobile Systems, Connectivity, Power Conversion, and Automotive and Industrial. The Mobile Systems segment includes power management (PMIC) and audio chips designed for a wide variety of mobile devices. The Connectivity segment is primarily focused on BLE and wireless audio products. The Power Conversion segment (legacy iWatt) includes AC/DC converter solutions that enable smaller, fast charging power adaptors for portable devices as well as LED drivers for solid-state lighting. The Automotive and Industrial segment provides motor control and custom products.

Q3: What are the terms of this transaction?

A3: Dialog is acquiring Atmel for cash and stock. Under the terms of the agreement, Atmel shareholders will receive $4.65 in cash and 0.112 of a Dialog American Depository Share (“ADS”) for each Atmel common share held at close of the transaction resulting in the economic equivalent of $10.42 per Atmel share based on Dialog’s closing stock price as of September 18, 2015. The purchase price implies a total equity value for Atmel of approximately $4.6 billion and a total enterprise value of approximately $4.4 billion after deduction of Atmel’s net cash position as of June 30, 2015.

Q4: Why is Dialog acquiring Atmel? Provide us with the strategic rationale for this transaction?

A4: This is a highly complementary acquisition and our belief is that in bringing our two organizations together we will create a stronger combined company with the requisite scale, technology, products and worldwide team to win in the dynamic semiconductor market and drive the maximum value for our stockholders. The combined company will have over $2.7 billion in revenue (based on the trailing twelve months results) and will provide our mutual customers with an unparalleled portfolio of technology and innovative products addressing the attractive Mobile, IoT, Industrial and Automotive end markets.

This transaction combines Atmel’s market leading microcontrollers, wireless connectivity solutions, capacitive touch, security, automotive and memory solutions and leverages Atmel’s leading distribution channels and tens of thousands of customers with Dialog’s winning power management, power conversion, audio and connectivity solutions. The combined company will have a strong presence in the Mobile, Industrial, and Automotive end markets as well as an industry leading position in the rapidly expanding IoT marketplace.

Q5: When do you expect to close on the transaction and what are the risks to the completion of the deal?

A5: Atmel is confident that the transaction will close in the first quarter of 2016, as announced. The only required vote of Dialog’s shareholders will be to approve the authority of Dialog’s board to allot and issue the shares underlying the ADSs in the transaction, which will require the affirmative approval of shareholders holding a majority of shares present and voting at the shareholder meeting. Atmel stockholders will also be required to approve the transaction.

Q6: What are the regulatory and antitrust hurdles to completion?

A6: The transaction will be subject to customary antitrust and regulatory reviews for a transaction of this nature. The companies intend to seek clearances under the antitrust and competition laws of the United States, Germany and Romania.

Employee Related

Q1: What does this mean for Atmel’s employees?

A1: Dialog shares our belief that Atmel’s employees are our most important asset. We are excited about the opportunities we will have by joining with Dialog and new career opportunities may also emerge for Atmel employees. Until the transaction closes, however, we remain separate companies and it should be business as usual. Accordingly, you should continue to focus on our current projects and priorities, including providing our customers with the high level of support that they have come to expect from us. We will continue to communicate new information to you throughout the process leading up to the completion of the transaction and beyond.

Q2: What are the plans to integrate our two companies? How will Atmel fit into the existing structure of Dialog? Who will lead the integration efforts?

A2: Dialog wants to preserve the value Atmel brings. Given the complementary nature of the two companies’ product lines, we believe this is an excellent outcome for our employees.

Since we are being acquired by Dialog, they will provide guidance on the important elements of our future integration. As it is very early in the process, there are still many decisions yet to be made. Both Atmel and Dialog will appoint integration planning leaders to ensure a smooth integration. Because this will be a complex undertaking, we expect a number of Atmel employees will be involved in the integration effort. We will continue to communicate new information to you throughout the process leading up to the completion of the transaction and beyond.

Q3: How will this transaction affect compensation and benefits?

A3: Prior to the closing of the transaction, Atmel will continue its normal benefits and compensation practices. You will find out more about Dialog’s compensation and benefit programs as the integration process progresses.

Q4: Upon transaction close, where will Atmel’s headquarters be located? Who will the leaders be?

A4: It is still very early in the process and there are still many decisions to be made. Dr. Jalal Bagherli, Dialog’s Chief Executive Officer, will run the combined company after the transaction closes.

Q5: Please tell us about the leadership/CEO of Dialog?

A5: Dr. Jalal Bagherli joined Dialog as CEO and Director in September 2005. He was previously Vice President & General Manager of the Mobile Multimedia business unit for Broadcom Corporation. Prior to that Jalal was the CEO of Alphamosaic, a venture-funded silicon start-up company in Cambridge, England, focusing on video processing chips for mobile applications, that was purchased by Broadcom. He has extensive experience in the semiconductor industry, including prior experience at Sony Semiconductor and Texas Instruments, managing semiconductor product businesses and working with customers in Asia, Europe and North America. Jalal has a BSc in Electronics Engineering from Essex University, and holds a PhD in Electronics from Kent University, UK.

Q6: Will I be asked to relocate? Will sites/facilities be shut-down or consolidated?

A6: As we just announced the transaction today, there are still many details that need to be worked out as part of the integration planning process. We will continue to communicate new information to you throughout the process leading up to close and beyond.

Q7: Does Dialog have any patents or IP that is significant in this market?

A7: Dialog has over 540 patents, which when combined with the more than 1,600 US and foreign patents held by Atmel will create a powerful IP portfolio focused on the Mobile, IoT, Auto and Industrial markets.

Q8: What does Atmel bring to the table with Dialog?

A8: This acquisition represents a unique opportunity for Atmel to join with Dialog in creating a semiconductor franchise with the requisite scale, technology, products and worldwide team to win in the dynamic semiconductor market.

This transaction combines Atmel’s market leading microcontrollers, wireless connectivity solutions, capacitive touch, security, automotive and memory solutions and leverages Atmel’s leading distribution channels and tens of thousands of customers with Dialog’s winning power management, power conversion, audio and connectivity solutions. The combined company will have a strong presence in Mobile, Industrial, and Automotive end markets as well as an industry leading position in the rapidly expanding IoT marketplace. We are very excited to bring this industry leading product portfolio to our mutual customer base.

Q9: How many employees are at Dialog?

A9: Dialog has approximately 1,500 employees, the majority of which are located outside the United States. In addition, over 75% of Dialog’s employees are engineers. The company is headquartered in the United Kingdom with a significant R&D presence in Germany, Silicon Valley and Asia.

Q10: Where are the operations of Dialog located?

A10: Dialog is a fabless company with headquarters in the United Kingdom. They have a significant R&D presence in Germany, Silicon Valley and Asia.

Q11: Is Dialog planning to keep all the Atmel locations? How about the Colorado fab?

A11: After the transaction is closed, we plan to integrate our operations. The Atmel Colorado fab supports approximately 50% of Atmel’s wafer demand at present and is an important part of the Atmel supply chain. As we just announced the transaction today, there are still many details that need to be worked out as part of the integration planning process. We will continue to communicate new information to you throughout the process leading up to close and beyond.

Q12: Will there be any layoffs as a result of this transaction? Will I get severance if my job is impacted?

A12: As we are very early in the integration planning process, it is premature to speculate on specific personnel changes or reductions. Given the complementary nature of the two companies’ product lines, we also believe this is an excellent outcome for our employees. We will continue to communicate new information to you throughout the process leading up to close and beyond.

Q13: Will Atmel be able to hire, promote, or make other organizational changes between now and the close of the transaction?

A13: It remains business as usual through the closing of the transaction.

Q14: Can I apply for a job within Dialog?

A14: Until the transaction is completed, Atmel and Dialog will operate as independent companies, including following their normal employment practices.

Q15: How will the acquisition by Dialog affect employees in various stages of the immigration process?

A15: Atmel’s attorneys will make every effort to ensure that the acquisition does not negatively affect any employee’s visa or immigration process.

Q16: Will any of my 2015 goals change or be eliminated?

A16: Until the transaction is completed, Atmel will continue to operate as a separate company and it will be business as usual.

Q17: What happens to the Atmel options, RSUs and PRSUs that I own?

A17: All vested and unvested Atmel options, to the extent not exercised, will be automatically “net exercised” immediately prior to the completion of the transaction, with the exercise price and applicable withholding taxes paid by withholding of shares of Atmel stock otherwise issuable upon the exercise of the option, and the remaining shares will converted into the right to receive the deal price in cash and stock. Vested but not yet issued Atmel RSUs and PRSUs will also be converted into the right to receive the deal price in cash and stock.

Each unvested RSU and PRSU that is held by an Atmel employee or service provider who will continue to be employed by or provide services to Dialog will generally be assumed by Dialog and converted into equivalent awards in respect of Dialog shares using a customary exchange ratio (except in certain non-U.S. jurisdictions where RSUs and PRSUs may be treated differently).

Q18: Can we trade Atmel shares?

A18: Until the transaction is complete, trading Atmel stock you own will continue to be subject to our current insider trading policy.

Q19: What happens to my 401(k) or ESPP?

A19: Until completion of the transaction, Atmel will continue to operate as an independent company, and our current 401(k) and ESPP programs will remain in effect. Our ESPP will terminate immediately prior to the completion of the transaction and the final ESPP offering period will terminate 10 days prior to the completion of the transaction. Any Atmel shares purchased pursuant to our ESPP will receive the same cash and stock deal consideration as all other Atmel shares.

Dialog will provide information about their plans at a later date.

Employee Behavior/Conduct

Q1: Should I reach out to, or expect to hear from, my counterpart at Dialog between now and close?

A1: If you are asked to participate in integration efforts, you will be provided guidance. Otherwise, you should continue to focus on your day to day responsibilities within Atmel.

Q2: If I know someone at Dialog, can I call them?

A2: As is always the case, you may not share any confidential information. As the announcement and press release are public information, you may discuss this public information. However, you may not discuss any specifics about our business, operations or financial performance. Until the transaction is completed, we will continue to operate as separate companies, and you should maintain the confidentiality of all Atmel proprietary information.

Q3: What do I do if I’m contacted by a member of the press about the transaction?

A3: Consistent with company policy, please forward any media inquiries to Agnes Toan, Senior Manager of Corporate Communications, agnes.toan@atmel.com or 408-487-2963 or Peter Schuman, Senior Director Investor Relations, peter.schuman@atmel.com or (408) 437-2026. Please do not comment about the transaction on social media.

Q4. Is there a social media policy? Can I discuss the transaction on social media?

A4: Consistent with company policy, please do not comment about the transaction on social media.

Q5: What happens next?

A5: Both Atmel and Dialog will appoint integration planning leaders to ensure a smooth integration. A small number of Atmel employees will likely be involved in integration efforts. We look forward to working closely with the Dialog management team to ensure a smooth transition and complete the transaction as quickly as possible. Until the transaction closes, we will continue to operate as separate companies and it will be business as usual.

Q6: How can I learn more about Dialog?

A6: Dialog’s website, http://www.dialog-semiconductor.com/, and Dialog’s Investor Relations website, http://www.dialog-semiconductor.com/investor-relations are great places to learn more about the company and its mission, management team, financial statements, products and technology.

Q7: Whom do I contact with questions? Where can I go for more information?

A7: We will make every effort to ensure that employees are informed about developments as they occur throughout this process. Many decisions still have to be made during the integration planning process, so answers to all of your questions may not be available until a later date.

If you have additional questions or need guidance on matters not addressed through these FAQs or during later information updates, please contact your department Vice President or Executive or Suzanne Zoumaras, SVP, Global Human Resources.

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the

Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.